UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No.       )*
TerreStar Corporation

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)
881451108

(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Corporation
90 Inverness Circle E.
Englewood, Colorado 80112
(303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 9, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 9

CUSIP No.	881451108

1	NAME OF REPORTING PERSON EchoStar Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		39,180,172 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,180,172 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

39,180,172 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1% (2)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes 9,180,172 shares of Common Stock issuable upon exchange of the 6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc. held by EchoStar Corporation.

(2)	Based on 120,977,073 shares of Common Stock outstanding and 9,180,172 shares of Common Stock issuable upon exchange of the 6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc. held by EchoStar Corporation. The number of outstanding shares of Common Stock is based on the 90,977,073 shares that TerreStar Corporation (“TerreStar”) reported as outstanding on May 2, 2008 and the 30,000,000 shares of Common Stock that TerreStar issued on June 10, 2008 as reported on TerreStar’s Form 8-K dated June 11, 2008.

2 of 9

CUSIP No.	881451108

1	NAME OF REPORTING PERSON Charles W. Ergen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		39,180,172 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,180,172 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

39,180,172 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1% (2)

14	TYPE OF REPORTING PERSON

IN

(1)	Includes 9,180,172 shares of Common Stock issuable upon exchange of the 6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc. held by EchoStar Corporation.

(2)	Based on 120,977,073 shares of Common Stock outstanding on June 10, 2008 and 9,180,172 shares of Common Stock issuable upon exchange of the 6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc. held by EchoStar Corporation. The number of outstanding shares of Common Stock is based on the 90,977,073 shares that TerreStar reported as outstanding on May 2, 2008 and the 30,000,000 shares of Common Stock that TerreStar issued on June 10, 2008 as reported on TerreStar’s Form 8-K dated June 11, 2008.

3 of 9

ITEM 1. Security and Issuer
     This statement on Schedule 13D relates to shares of Common Stock (the “Shares”), par value $0.01 per share of TerreStar Corporation (“TerreStar”). The principal executive offices of TerreStar are located at 12010 Sunset Hills Road, 9th Floor, Reston, VA 20190.
ITEM 2. Identity and Background
     (a) This statement is being filed by Charles W. Ergen and EchoStar Corporation (“EchoStar”). The directors of EchoStar are Michael T. Dugan, Charles W. Ergen, Steven R. Goodbarn, David K. Moskowitz, Tom A. Ortolf, C. Michael Schroeder and Carl E. Vogel. The executive officers of EchoStar are Charles W. Ergen, Chairman and Chief Executive Officer; R. Stanton Dodge, Executive Vice President, General Counsel and Secretary; Bernard L. Han, Executive Vice President and Chief Financial Officer; Mark W. Jackson, President; Dean Olmstead, President — Fixed Satellite Services; and Steven B. Schaver, President — EchoStar International Corporation.
     (b) The principal address of Mr. Ergen, EchoStar and each of EchoStar’s directors and executive officers is 90 Inverness Circle E., Englewood, Colorado 80112.
     (c) Mr. Ergen’s principal occupation is Chairman, President and Chief Executive Officer of Dish Network Corporation and Chairman and Chief Executive Officer of EchoStar. EchoStar’s principal business is to design, develop and distribute set-top boxes and related equipment and provide fixed satellite transmission services. Mr. Dugan’s principal occupation is Senior Technical Advisor of EchoStar. Mr. Goodbarn’s principal occupation is Director, Chief Executive Officer and President of Secure64 Software Corporation, a company he co-founded. Mr. Moskowitz’s principal occupation is Senior Advisor to DISH Network Corporation. Mr. Ortolf’s principal occupation is President of Colorado Meadowlark Corp., a privately held investment management firm. Mr. Schroeder’s principal occupation is Director of EchoStar. Mr. Vogel’s principal occupation is advisor to EchoStar and Vice Chairman of DISH Network Corporation. Mr. Dodge’s principal occupation is Executive Vice President, General Counsel and Secretary of DISH Network Corporation and EchoStar. Mr. Han’s principal occupation is Executive Vice President and Chief Financial Officer of DISH Network Corporation and EchoStar. Mr. Jackson’s principal occupation is President of EchoStar. Mr. Olmstead’s principal occupation is President — Fixed Satellite Services of EchoStar. Mr. Schaver’s principal occupation is President — EchoStar International Corporation.
     (d) Neither Mr. Ergen, EchoStar nor any of the directors or executive officers of EchoStar have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither Mr. Ergen, EchoStar nor any of the directors or executive officers of EchoStar have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of Mr. Ergen and the other executive officers and directors of EchoStar is a citizen of the United States. EchoStar is a corporation organized under the laws of the State of Nevada.
ITEM 3. Source and Amount of Funds or Other Consideration
     On February 7, 2008, EchoStar completed several transactions under a Master Investment Agreement, dated as of February 5, 2008 (the “Master Investment Agreement”) between EchoStar on the one hand, and TerreStar and TerreStar Networks Inc. (“TerreStar Networks”) on the other hand. Under the Master Investment Agreement, EchoStar acquired, among other things, $50 million in aggregate principal amount of TerreStar Networks’ 6.5% Senior Exchangeable Paid-in-Kind Notes due June 15, 2014 (the “Exchangeable Notes”). The Exchangeable Notes were issued pursuant to an Indenture dated as of February 7, 2008 among TerreStar, TerreStar Networks, certain guarantor subsidiaries of TerreStar Networks and U.S. Bank National Association, as trustee (the “Exchangeable Note Indenture”). The Exchangeable Notes are exchangeable for Shares, based on an exchange ratio of 179.4 Shares (subject to adjustment upon the occurrence of certain events) per $1,000 of Exchangeable Notes, following effectiveness of TerreStar stockholder approval. The TerreStar stockholder approval became

4 of 9

effective on June 9, 2008. The Exchangeable Notes will bear interest at 6.5% per annum, with such interest being payable in additional Exchangeable Notes through March 2011.
     On February 5, 2008, EchoStar entered into a Spectrum Agreement (the “Spectrum Agreement”) with TerreStar and TerreStar Networks, which provided for the lease to TerreStar of EchoStar’s holdings of 1.4 GHz spectrum along with an option for TerreStar to acquire the company through which EchoStar holds these licenses in exchange for the issuance of 30 million Shares. On June 10, 2008, TerreStar completed the acquisition of the company under the Spectrum Agreement and issued 30 million Shares to EchoStar.
     No borrowed funds were used to purchase the Shares.
     All of the descriptions set forth in this Schedule 13D, are qualified in their entirety by reference to copies of the Exchangeable Note Indenture, the Master Investment Agreement and the Spectrum Agreement, which are included as exhibits hereto.
ITEM 4. Purpose of Transaction
     The reporting persons have acquired the Shares for investment. Other than as expressly set forth below, the reporting persons are not aware of any plans or proposals which they may have which relate to or would result in:
(a)	the acquisition by any person of additional securities of TerreStar, or the disposition of securities of TerreStar;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of TerreStar or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of TerreStar or any of its subsidiaries;
(d)	any change in the present board of directors or management of TerreStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of TerreStar;
(f)	any material change in TerreStar’s business or corporate structure;
(g)	changes in TerreStar’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TerreStar by any person;
(h)	causing a class of securities of TerreStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of TerreStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of the foregoing.
     As disclosed in response to Item 3 above, on February 5, 2008 and February 7, 2008, EchoStar entered into certain definitive agreements with TerreStar (as more specifically described below) to provide financing to and for the benefit of TerreStar, and to purchase securities of TerreStar.
     Under the Master Investment Agreement, EchoStar purchased (i) $50,000,000 aggregate principal amount of Exchangeable Notes issued pursuant to the Exchangeable Note Indenture, (ii) $50,000,000 aggregate principal amount of TerreStar Networks’ 15% Senior Secured Paid-in-Kind Notes due February 15, 2014 (the “Secured Notes”) and (iii) one share of TerreStar’s Series C Preferred Stock (the “Series C Preferred”). The Secured Notes acquired by EchoStar were issued under TerreStar Networks’ existing Indenture, as amended (the “Secured Note Indenture”), dated as of February 14, 2007, with U.S. Bank National Association, as trustee. The Exchangeable Notes are guaranteed by TerreStar License Inc. and TerreStar National Services, Inc. and are due on June 15, 2014. TerreStar Networks has an obligation to repurchase the Exchangeable Notes and the Secured Notes under certain circumstances, including upon the occurrence of a change of control of TerreStar Networks or certain other subsidiaries thereof. Subject to TerreStar stockholder approval, the principal and any accrued and unpaid interest on the Exchangeable Notes held by EchoStar will be exchangeable for Shares based on an exchange ratio of 179.4 Shares (subject to adjustment upon the occurrence of certain events) per $1,000 of Exchangeable Notes. As of June 9, 2008, 9,180,172 Shares would be issuable upon exchange of the Exchangeable Notes held by EchoStar.

5 of 9

     As long as EchoStar owns at least 10% of the outstanding Shares (on a fully-diluted basis), the Series C Preferred provides EchoStar with the right to nominate two persons to the Board of Directors of TerreStar, and consent rights with respect to the following: (i) any sale of 10% or more of the assets of TerreStar or any subsidiary of TerreStar other than the equity interests of SkyTerra Communications, Inc.; (ii) the consummation of any merger, consolidation, recapitalization, liquidation, or dissolution of TerreStar or any subsidiary of TerreStar; (iii) the amendment of the certificate of incorporation, by-laws, or other organizational documents of TerreStar or any subsidiary of TerreStar; (iv) the redemption or repurchase of any equity securities of TerreStar, except for the redemption of any shares of Series A Cumulative Convertible Preferred Stock and the Series B Cumulative Convertible Preferred Stock or pursuant to any compensatory plan or arrangement, in each case solely in accordance with the terms thereof; (v) any material change in the line of business of TerreStar; (vi) the acquisition of any asset or assets in one or more transactions with a value in excess of $5,000,000; (vii) any capital expenditure in excess of $5,000,000 not contemplated by the annual budget of TerreStar which budget was approved by the Board of Directors of TerreStar; (viii) the appointment of any new officers, executives or other key employees of TerreStar; or (ix) any increase in the size of the TerreStar Board of Directors above eight, except for any increase resulting from the election of additional directors by Series A Cumulative Convertible Preferred Stock and the Series B Cumulative Convertible Preferred Stock in accordance with the terms thereof. If EchoStar owns less than 10% but greater than 5% of the outstanding Shares (on a fully diluted basis), then the Series C Preferred provides EchoStar the right to nominate one person to the Board of Directors of TerreStar, and no consent rights with respect to such transactions. Only EchoStar or any affiliate thereof may own the Series C Preferred. A full description of the terms of the Series C Preferred is set forth in the Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar (the “Certificate of Designations”).
     On June 10, 2008, pursuant to the Spectrum Agreement, TerreStar exercised its option to acquire from EchoStar the company through which EchoStar held certain licenses to use the 1.4 GHz spectrum, in exchange for the issuance by TerreStar of 30 million Shares.
     Under a Registration Rights Agreement, dated February 5, 2008 (the “Registration Rights Agreement”), TerreStar is required to file shelf registration statements in respect of the Shares issued pursuant to the Spectrum Agreement and issuable upon exchange of the Exchangeable Notes.
     In connection with the foregoing transactions, each of TerreStar and TerreStar Networks granted EchoStar a right of first offer under a Right of First Offer Agreement, dated February 5, 2008 (the “Right of First Offer Agreement”), among EchoStar, TerreStar and TerreStar Networks. Pursuant thereto, TerreStar and/or TerreStar Networks (as applicable) must first offer to EchoStar the right to purchase a proportionate amount (based on the Exchangeable Notes held by EchoStar as compared to another group of holders of the Exchangeable Notes) of any securities of TerreStar or TerreStar Networks, as applicable, to be issued, sold or otherwise transferred, subject to certain exclusions (including, among other exclusions, securities issued as dividends paid in kind or upon conversion or exchange of convertible or exchangeable securities) prior to offering, selling or transferring such securities to other potential purchasers.
     EchoStar also entered into a senior secured Purchase Money Credit Agreement in the principal amount of up to $100,000,000, among TerreStar Networks, U.S. Bank National Association, as collateral agent (the “Collateral Agent”), and Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund LP (collectively, “Harbinger”), pursuant to which EchoStar will provide TerreStar Networks a purchase money secured loan of up to $50,000,000 for purposes of paying certain satellite construction costs (the “Loan”). Pursuant to a Security Agreement from TerreStar Networks in favor of the Collateral Agent dated February 5, 2008 (the “Security Agreement”), TerreStar Networks granted a security interest to the Collateral Agent in certain of TerreStar Networks’ assets financed by the proceeds of the Loan, including, among other things, the satellite and related raw materials, work-in-progress, and finished goods.
     All of the descriptions set forth in this Schedule 13D, are qualified in their entirety by reference to copies of the Exchangeable Note Indenture, the Secured Note Indenture (including supplemental indentures thereto), the Master Investment Agreement, the Spectrum Agreement, the Registration Rights Agreement, the Right of First Offer Agreement, the Purchase Money Credit Agreement and the Certificate of Designations, which are included as exhibits hereto.

6 of 9

ITEM 5. Interest in Securities of the Issuer.
     (a) Including 9,180,172 Shares issuable upon exchange of the Exchangeable Notes, each of EchoStar and Mr. Ergen beneficially own, or own securities convertible into or exercisable for, 39,180,172 Shares, representing 30.1% of the outstanding Shares after giving effect to conversion and exercise of all derivative securities held by EchoStar and Mr. Ergen. The percentages reported in this Schedule 13D are based upon 120,977,073 Shares outstanding and 9,180,172 Shares issuable upon exchange of the Exchangeable Notes held by EchoStar as of June 9, 2008. The number of Shares outstanding is based on the 90,977,073 shares that the Company reported as outstanding on May 2, 2008 and the 30,000,000 shares of Common Stock that the Company issued on June 10, 2008 as reported on the Company’s Form 8-K dated June 11, 2008. Mr. Ergen is not the registered holder of any Shares or securities convertible into or exercisable for Shares; however, Mr. Ergen beneficially owns approximately 50.0% of EchoStar’s total equity securities and possesses approximately 80.0% of the total voting power of EchoStar, and as such, may be deemed to be a beneficial owner of Shares, and securities convertible into or exercisable for Shares, held by EchoStar. None of the other executive officers or directors of EchoStar beneficially own, or own securities convertible into or exchangeable for, Shares.
     (b) Sole power to vote or direct the vote: 39,180,172 Shares
          Shared power to vote or direct the vote: 0 Shares
          Sole power to dispose or to direct the disposition: 39,180,172 Shares
          Shared power to dispose or direct the disposition: 0 Shares
     (c) As discussed above, (i) on June 9, 2008, Exchangeable Notes held by EchoStar became exchangeable for 9,180,172 Shares based on an exchange ratio of 179.4 Shares per $1,000 of Exchangeable Notes, and (ii) on June 10, 2008, TerreStar issued to EchoStar 30,000,000 Shares pursuant to the Spectrum Agreement in exchange for all of EchoStar’s equity interests in the company through which EchoStar held certain licenses to use the 1.4 GHz spectrum.
     (d) Not applicable.
     (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Neither Mr. Ergen, EchoStar nor any of the other executive officers or directors of EchoStar are parties to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Description

99.1	Master Investment Agreement, dated as of February 5, 2008, by and among TerreStar, TerreStar Networks and EchoStar (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by TerreStar on February 8, 2008)

99.2	Indenture, dated as of February 14, 2007, by and among TerreStar Networks, U.S. Bank National Association and the guarantors party thereto, related to TerreStar Networks’ 15% Senior Secured PIK Notes due 2014 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by TerreStar on February 14, 2007)

7 of 9

Exhibit
Number	Description

99.3	First Supplemental Indenture, dated as of February 7, 2008, by and among TerreStar Networks, U.S. Bank National Association and the guarantors party thereto, related to TerreStar Networks’ 15% Senior Secured PIK Notes due 2014 (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by TerreStar on February 8, 2008)

99.4	Second Supplemental Indenture, dated as of February 7, 2008, by and among TerreStar Networks, U.S. Bank National Association and the guarantors party thereto, related to TerreStar Networks’ 15% Senior Secured PIK Notes due 2014 (incorporated by reference to Exhibit 4.3 of the Form 8-K filed by TerreStar on February 8, 2008)

99.5	Indenture, dated as of February 7, 2008, by and among TerreStar, TerreStar Networks, U.S. Bank National Association and the guarantors party thereto, related to TerreStar Networks’ 6.5% Senior Exchangeable PIK Notes due 2014 (incorporated by reference to Exhibit 4.4 of the Form 8-K filed by TerreStar on February 8, 2008)

99.6	Spectrum Agreement, dated as of February 5, 2008, by and among TerreStar, TerreStar Networks and EchoStar (incorporated by reference to Exhibit 10.4 of the Form 8-K filed by TerreStar on February 8, 2008)

99.7	Registration Rights Agreement, dated as of February 5, 2008, by and among TerreStar, EchoStar, Harbinger and the investors listed therein (incorporated by reference to Exhibit 4.5 of the Form 8-K filed by TerreStar on February 8, 2008)

99.8	Right of First Offer Agreement, dated as of February 5, 2008, by and among TerreStar, TerreStar Networks and EchoStar

99.9	Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar, filed as of February 7, 2008

99.10	Purchase Money Credit Agreement, dated February 5, 2008, among TerreStar Networks, the Collateral Agent, Harbinger and EchoStar (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by TerreStar on February 8, 2008)

99.11	Joint Filing Agreement, dated June 19, 2008, by and between Charles W. Ergen and EchoStar Corporation

8 of 9

SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN
Dated: June 19, 2008	/s/ Charles W. Ergen
Charles W. Ergen

ECHOSTAR CORPORATION
Dated: June 19, 2008	By:	/s/ Charles W. Ergen
	Name:	Charles W. Ergen
	Title:	Chairman and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

9 of 9